Mail Stop 7010




February 28, 2006


Via U.S. mail and facsimile

Mr. Keith E. Busse
Chief Executive Officer
Steel Dynamics, Inc.
6714 Pointe Inverness Way, Suite 200
Fort Wayne, IN 46804

Re: 	Steel Dynamics, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 24, 2006
File No. 333-131100

Dear Mr. Busse:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated February 10, 2006. Given that the registration statement appears to include the proxy statement / prospectus that will be sent to the shareholders of Roanoke Electric Steel, it is not clear why you did not consider the significance of the transaction to Roanoke Electric
Steel in determining whether pro forma financial information should be provided. Please further advise how you determined pro forma financial information was not required pursuant to Article 11 of Regulation S-X, or provide the appropriate pro forma financial information.

2. The disclosure regarding counsel`s opinion on pages 5 and 65 is confusing. Please revise to state that counsel opines that the merger is a reorganization within the meaning of Section 368(a).
The Merger Agreement, page 70

3. We note your response to comment 16 of our letter dated
February
10, 2006 and reissue the comment. In this regard, we note that the stockholders are entitled to rely solely on your disclosure without reference to the merger agreement.

Exhibit 23

4. Please make arrangements with Ernst & Young LLP and KPMG LLP to refer to the Form S-4, as amended.

*	*	*	*

      Please respond to these comments by filing an amendment to your registration statement and complying in future periodic reports. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on
EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Nudrat Salik, Staff Accountant, at (202)
551-
3692 or, in her absence, Rufus Decker, Accounting Branch Chief, at
(202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Robert S. Walters, Esq.
Barrett & McNagny LLP
215 East Berry Street
Fort Wayne, IN 46802
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Mr. Keith E. Busse
Steel Dynamics, Inc.
February 28, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE